SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
CNPJ 02.558.129/0001-45 - NIRE 33.3.0026819-7

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., HELD ON DECEMBER 19, 2003.

1. DATE, TIME AND PLACE: December 19, 2003, at 3:00 p.m., at Praia de Botafogo, 501, 7° andar, Rio de Janeiro - RJ.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman; Evandro Luís Pippi Kruel - Secretary.

3. INSTALLATION: The meeting was convened upon the attendance of the undersigned Directors, representing a quorum in accordance with the Company’s Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. To review/resolve on the distribution of interests on shareholders’ equity: the proposal to be sent to the Shareholders of the Company for distribution of interests on the shareholders’ equity, in accordance with article 9 of Law 9249/95 and Resolution n° 207/96 of the Brazilian Securities and Exchange Commission, has been approved in the total amount of forty-two million, five hundred thousand reais (R$42,500,000.00), which results in R$0.092682 per lot of one thousand common shares and of R$0.101951 per lot of one thousand preferred shares, with 15% withholding income tax, resulting in total net interests on the shareholders’ equity of thirty-six million, one hundred and twenty-five thousand reais (R$36,125,000.00), totaling R$0.078780 per lot of one thousand common shares and R$0.086658 per lot of one thousand preferred shares, except for shareholders providing evidence that they are tax exempted or immune. The credit shall be entered in the Company’s accounting records on December 31, 2003, on an individual basis for each shareholder, based on the shareholding position by the end of December 31, 2003. As from January 02, 2004, the company’s shares shall be traded “ex-interests on the Shareholders’ Equity”. The payment, upon being resolved, shall be informed by a Notice to Shareholders. The amount of interests on the shareholders’ equity, net of the applicable withholding income tax, may be ascribed to the amount of minimum mandatory dividend for fiscal year 2003, for all effects provided by the corporate laws.

5. CLOSING OF THE MEETING: There being no further business to be dealt with, the meeting was closed, from which minutes have been drawn-up, which after being read and approved were signed by the Directors present to the Meeting and by the Secretary, and transcribed in the proper book.

Signatures: Felix Pablo Ivorra Cano – Chairman of the Meeting and of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Kazuo Moriya – Directors. Antônio Viana-Baptista; Ignacio Aller Mallo and Ernesto Lopez Mozo – represented by Felix Pablo Ivorra Cano; Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava; Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz – represented by Eduardo Perestrelo Correia de Matos. Evandro Luís Pippi Kruel – Secretary.

It is hereby declared, for all purposes of law, that this is a faithful copy of the minutes drawn-up in the proper Book.

Evandro Luís Pippi Kruel
Secretary – OAB-RS 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.